SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: May 2007

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Director’s Dealings: Directors Dealings Dominik de Daniel_A

Directors’ Dealings

Transactions in Adecco securities by Directors and Senior Management

1.	Details of the Liable Person

1.1 Family Name	de Daniel

1.2 Forename	Dominik

1.3 Street	Adecco management & consulting SA, Sägereistrasse 10

1.4 Postcode /City /Country	CH-8152 Glattbrugg, Switzerland

1.5 Function	CFO

1.6 This transaction has been executed not by the liable person, but by or on behalf of a person closely associated with the liable person.	n.a.

2.	Details of the product acquired / sold

2.1 Type of transaction	acquired

2.2 Type of security	Adecco shares

2.3 Key conditions attached to unlisted conversion and purchase rights and financial instruments (e.g. exercise price, exercise period, duration, american/european style, etc.)

2.4 Number of units traded	53.956

2.5 Price paid / received	4’872’226.80 CHF

2.6 Date of trade and place („relevant binding transaction”)	21.05.2007

2.7 Reason for transaction (optional)

25 May 2007

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated:	25 May 2007	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated:	25 May 2007
		By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary